FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release dated August 18, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 18, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

FISCAL THIRD QUARTER 2008 RESULTS

BEIJING, China, August 18, 2008—China Distance Education Holdings Limited (NYSE Arca: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, announced today its unaudited financial results for the fiscal third quarter ended June 30, 2008.

Business and Financial Highlights:

•	Net revenues for the third fiscal quarter of 2008 were US$4.6 million, an increase of 34.8% over the third fiscal quarter of 2007.

•

Net income for the third fiscal quarter of 2008 was US$0.5 million, a decrease of 68.6% as compared to the third fiscal quarter of 2007. Excluding share-based compensation (non-GAAP), net income for the third fiscal quarter 2008 was US$1.1 million, a decrease of 37.3% as compared to the third fiscal quarter 2007.

•

Basic earnings per ADS and per share for the third fiscal quarter of 2008 were US$0.004 and US$0.001, respectively, a decrease of 92.3% over the same period last year. Excluding share-based compensation (non-GAAP), basic earnings per ADS for the third fiscal quarter of 2008 was US$0.024, compared to US$0.052 for the third fiscal quarter 2007.

•	Total student enrollments in the third fiscal quarter of 2008 reached approximately 199,000, an increase of 37.9% from the third fiscal quarter of 2007.

•

On July 30, 2008, China Distance Education Holdings Limited successfully listed on the NYSE Arca Exchange in an initial public offering of 35,000,000 shares, represented by 8,750,000 American Depositary Shares (ADSs), raising total gross proceeds of approximately US$61.3 million before underwriting discount and offering expenses.

For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Zhengdong Zhu, Chairman and Chief Executive Officer of CDEL commented, “I am excited to announce our first quarterly earnings results since our successful listing on the NYSE Arca on July 30, 2008. Our listing represents a major milestone towards achieving our vision to be the best comprehensive online education provider in China. Our well-established brand, diversified and extensive course offerings, and high quality teaching and support services are the main drivers of our strategy to continue to penetrate the growing market for professional education in China and, as a result, we believe we are well-positioned for further growth.”

Mrs. Ping Wei, Chief Financial Officer of CDEL commented, “We are pleased with our third quarter financial performance despite the impact from the Sichuan earthquake in May 2008. This result reflects the strong demand for our education services across our product lines as well as investments we made to support the growth of our businesses, such as increased headcount and spending on advertising and infrastructure as compared to the same period last year. These investments are designed to support the Company’s growth plan to be the leading provider of online education in China”.

Third Quarter 2008 Unaudited Financial Results

Total net revenues. Total net revenues for the third fiscal quarter of 2008 were US$4.6 million, representing a 34.8% increase compared to US$3.4 million in the third quarter of 2007.

Online education services net revenues for the third fiscal quarter of 2008 were US$3.9 million, an increase of 22.5% from US$3.2 million in the third fiscal quarter of 2007. The increase in online education services net revenues was mainly due to strong enrollment growth in various subject offerings such as accounting, health-care and self-taught learners. In addition, the Company’s complementary businesses have been gaining traction with sales of books and reference materials growing by 63.0%. In addition, classroom training for our online students, as a supplement to our corporate contracts for online training, contributed to a quadrupling of other revenue over the third fiscal quarter in 2007. The increase in revenues was partially offset by a decrease in revenue from Elementary Level and Intermediate Level accounting professional qualification exam courses partially due to the May 12, 2008 major earthquake in China’s Sichuan province directly resulted in the re-scheduling of the exam dates from May 2008 to September 2008. As a result deferred revenues generated from these two major accounting exams were not fully recognized as revenue by May 2008, but will instead be recognized in later quarters.

Cost of Sales. Cost of sales for the third fiscal quarter of 2008 was US$2.0 million, representing a 84.6% increase over the same period last year. Excluding share-based compensation (non-GAAP), cost of sales was US$1.7 million, a 59.0% increase from the same period last year. This was primarily due to the increased number of tutors to support the growth in the number of course participants, the increases in course production technicians to ensure the high quality audio-video course materials and other interactive features of online courses, and increases in lecturer fees as the Company’s lecturers delivered classroom trainings for the major international accounting firms in the quarter, which revenues were included in “other revenues”.

Gross Profit and Gross Margin. Gross profit for the third fiscal quarter of 2008 was US$2.6 million, representing a 12.1% year-over-year increase. Excluding share-based compensation (non-GAAP), gross profit was US$2.9 million, a 23.7% increase year over year. Gross margin for the third fiscal quarter of 2008 was 57.2%, down from 68.7% in the third fiscal quarter of 2007. Excluding share-based compensation (non-GAAP), gross margin for the third fiscal quarter of 2008 remained solid at 63.1%.

Operating Expenses. Total operating expenses for the third fiscal quarter of 2008 were US$1.9 million, representing an increase of 162.1% from US$0.7 million in the third fiscal quarter of 2007. Excluding share-based compensation (non-GAAP), total operating expenses were US$1.7 million, a 126.0% increase from the same period last year. The increase in operating expenses was primarily the result of increased headcount, more advertising and promotional expenses, and expanded office space to accommodate growth in the Company’s business operations.

Selling expenses increased to US$0.9 million for the third fiscal quarter of 2008, up 146.0% from US$0.4 million in the third fiscal quarter of 2007. Excluding share-based compensation (non-GAAP), selling expenses were US$0.8 million, a 128.1% increase from the same period last year. This was primarily as a result of (i) expanding customer service headcount; (ii) increased advertising and promotional activities to draw traffic to the Company’s websites, increase registrations and promote course offerings, and (iii) commissions to the Company’s online agents for attracting registrations through their websites.

General and administrative expenses were US$1.0 million in the third fiscal quarter of 2008, representing a year-over-year increase of 177.5%. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$0.8 million, a 123.9% increase from the same period last year. The significant increase was primarily the result of increased headcount of administrative staff as well as the lease of additional office space to support the expansion of the Company’s business operations.

Income Tax Expense. Income tax expense for the third fiscal quarter of 2008 was US$30,000, compared with income tax benefit of US$0.1 million in the third fiscal quarter of 2007.

Net Income. Net income was US$0.5 million for the third fiscal quarter of 2008. Excluding share-based compensation (non-GAAP), net income for the third fiscal quarter 2008 was US$1.1 million, a decrease of 37.3% as compared to the third fiscal quarter of 2007. Net margin for the quarter was 11.8%. Excluding share-based compensation (non-GAAP), net margin for the quarter was 23.5%, as compared to 50.4% in the third fiscal quarter of 2007. Basic earnings per ADS and per share for the third fiscal quarter of 2008 were US$0.004 and US$0.001, respectively, a decrease of 92.3% over the same period of last year. Excluding share-based compensation (non-GAAP), basic earnings per ADS for the quarter was US$0.024, compared to US$0.052 for the third fiscal quarter of 2007.

Cash and Cash Equivalents. Cash and cash equivalents as of June 30, 2008 grew to US$8.1 million from US$7.8 million as of March 31, 2008. Net operating cash flow for the third fiscal quarter of 2008 was US$1.9 million.

Fiscal Fourth Quarter 2008 Guidance—CDEL expects to generate total net revenues for the fourth fiscal quarter of 2008 in the range of US$7.3 million to US$8.3 million. This represents the Company’s current and preliminary view, which is subject to change. The Company’s results of operations for the third fiscal quarter of 2008 are not necessarily indicative of the Company’s operating results for any future periods.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing) on Tuesday, August 19, 2008 to discuss its 2008 third fiscal quarter financial results and recent business activity. The conference call may be accessed by calling +1 866-586-2813 (US), 800-965-808 (Hong Kong), 10-800-611-0127 (China, Northern Region), 10-800-361-0079 (China, Southern Region), or 0800-056-9662 (UK). A telephone replay will be available shortly after the call until August 26, 2008 at + 1-866-214-5335 (US), 800-901-596 (Hong Kong), 10-800-140-0386 (China) or 0800-731-7846 (UK). Pass code 60142260.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at http://www.cdeledu.com/versions/investor_en.html.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for fourth fiscal quarter of fiscal year 2008 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information;

projected enrollment numbers; our plans to expand and enhance our online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions taxation and foreign exchange.

Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Ping Wei, CFO	Ruby Yim, Managing Director
Tel: +86-10-8233-3101	Taylor Rafferty
Email: IR@cdeledu.com	Tel: +852 3196 3712
Email: cdel@taylor-rafferty.com

Investor Relations (US):	Media Contact:
Mahmoud Siddig, Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
Tel: +1 (212)889-4350	Tel: +1 (212)889-4350
Email: cdel@taylor-rafferty.com	Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Unaudited Interim Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2007	June 30, 2008
	(audited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	7,106	8,079
Accounts receivable	141	383
Inventories	119	161
Prepayment and other current assets	209	426
Deferred tax assets, current portion	1,412	2,009
Deferred cost – current portion	—	88

Total current assets	8,987	11,146

Non-current assets:
Deferred cost – non current portion	215	718
Property, plant and equipment, net	4,828	6,892
Goodwill	4,119	5,303
Other intangible assets, net	870	1,317
Deposit for non-current assets (including related party amount of US$666 and US$nil as of September 30, 2007 and June 30, 2008, respectively)	833	6
Deferred tax assets, non current portion	8	303
Other non-current assets	68	228
Deferred initial public offering costs	—	2,427

Total non-current assets	10,941	17,194

Total assets	19,928	28,340

Liabilities and shareholders’ equity:
Current liabilities:
Short-term bank borrowings	399	—
Long-term bank borrowings, current portion	47	70
Accrued expenses and other liabilities	965	2,845
Income tax payable	32	762
Deferred revenue	2,524	4,330
Refundable fees	1,907	3,495

Total current liabilities	5,874	11,502

Non-current liabilities:
Long-term bank borrowings, non-current portion	367	341

Total non-current liabilities	367	341

Total liabilities	6,241	11,843

Commitments and contingencies
Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized – 20,000,000 shares at September 30, 2007 and June 30, 2008; Issued and outstanding – 12,996,000 shares at September 30, 2007 and June 30, 2008; At September 30, 2007, aggregate liquidation preference and redemption amounts were US$8,000 and US$8,903, respectively. At June 30, 2008, aggregate liquidation preference and redemption amounts were US$8,000 and US$10,104, respectively)	903	2,104

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2007 and June 30, 2008, respectively; Authorized –480,000,000 shares at September 30, 2007 and June 30, 2008; Issued and outstanding – 91,877,000 shares at September 30, 2007 and June 30, 2008	9	9
Additional paid-in capital	12,606	13,148
Foreign currency translation	433	1,603
Cumulative deficits	(264)	(367)

Total shareholders’ equity	12,784	14,393

Total liabilities, preferred shares and shareholders’ equity	19,928	28,340

China Distance Education Holdings Limited

Unaudited Interim Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2007	2008
Sales, net of business tax, value-added tax and related surcharges:
Online education services	3,181	3,898
Books and reference materials	162	264
Others	90	464

Total net revenues	3,433	4,626

Cost of sales
Cost of services	(948)	(1,850)
Cost of tangible goods sold	(125)	(131)

Total cost of sales	(1,073)	(1,981)

Gross profit	2,360	2,645

Operating expenses
Selling expenses	(359)	(883)
General and administrative expenses (including related party amounts of US$50 and US$nil for the three months ended June 30, 2007 and 2008, respectively)	(377)	(1,046)

Total operating expenses	(736)	(1,929)
Other expense	—	(144)

Operating income	1,624	572

Interest income	22	39
Interest expense	(13)	(8)
Exchange loss	—	(11)
Equity in loss of an affiliated company	—	(18)

Income before income taxes	1,633	574
Income tax benefit (expense)	97	(30)

Net income	1,730	544
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(399)	(399)

Net income attributable to ordinary shareholders	1,331	145

Earnings per share
Basic	0.013	0.001
Diluted	0.013	0.001

Earnings per ADS
Basic	0.052	0.004
Diluted	0.052	0.004

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	91,877,000	91,877,000

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2007	2008
	(Unaudited)	(Unaudited)
Cost of sales	1,073	1,981
Share-based compensation expense in cost of sales	—	275
Non-GAAP cost of sales	1,073	1,706

Selling expenses	359	883
Share-based compensation expense in selling expenses	—	64
Non-GAAP selling expenses	359	819

General and administrative expenses	377	1,046
Share-based compensation expense in general and administrative expenses	—	202
Non-GAAP general and administrative expenses	377	844

Gross profit	2,360	2,645
Share-based compensation expenses	—	275
Non-GAAP gross profit	2,360	2,920

Gross profit margin	68.7%	57.2%
Non-GAAP gross profit margin	68.7%	63.1%

Operating income	1,624	572
Share-based compensation expenses	—	541
Non-GAAP operating income	1,624	1,113

Operating margin	47.3%	12.4%
Non-GAAP operating margin	47.3%	24.1%

Net income	1,730	544
Share-based compensation expense	—	541
Non-GAAP net income	1,730	1,085

Net income margin	50.4%	11.8%
Non-GAAP net income margin	50.4%	23.5%

Earnings per share—basic	0.013	0.001
Earnings per share—diluted	0.013	0.001
Non-GAAP earnings per share—basic	0.013	0.006
Non-GAAP earnings per share—diluted	0.013	0.006

Earnings per ADS—basic (note 1)	0.052	0.004
Earnings per ADS—diluted (note 1)	0.052	0.004
Non-GAAP earnings per ADS—basic (note 1)	0.052	0.024
Non-GAAP earnings per ADS—diluted (note 1)	0.052	0.024

Weighted average shares used in calculating basic earnings per share	91,877,000	91,877,000
Weighted average shares used in calculating diluted earnings per share	91,877,000	91,877,000

Note 1: Each ADS represents four ordinary shares